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 SAN FRANCISCO OFFICE
 (415) 262-1200
January 14, 2011

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:          BioTime, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Definitive Proxy Statement Filed April 30, 2010
File No. 001-12830

Dear Mr. Rosenberg:

In response to our letter of January 12, 2011, you questioned whether BioTime should have deferred amortizing the license fees paid to acquire certain technologies, if the technologies are being used in BioTime’s research and development programs.  BioTime planned to begin to amortize the deferred license fees when products produced or services provided using the licensed technology become available for sale to the general public, and to amortize the deferred license fees over the economic useful life of the technology, in accordance with ASC 985-20.  Under the accounting procedures that BioTime followed, no portion of the deferred license fees were amortized during 2009 and 2008 because during those years BioTime did not sell any products produced using those technologies.

You have expressed the view that amortization should have commenced during the years in which BioTime acquired the right to use the technologies.  Under your view, ASC 350-30-35 requires amortization to include periods in which technology is being used in research and development on the basis that the benefits of the technology are being “consumed” by the company in the course of its research and development activities, even if products have not yet been commercialized.

As explained in our letter of January 4, 2010, the deferred license fees reflected in BioTime’s financial statements pertain largely to technology acquired under four agreements.  (1) patents and cell lines licensed from the Wisconsin Alumni Research Foundation; (2) patents and know-how licensed from Advanced Cell Technology, Inc. pertaining to chromatin transfer and induced pluripotent stem cell technology, and certain other purposes; (3) patents belonging to an affiliate of Kirin Brewing and sublicensed to BioTime from Advanced Cell Technology, Inc.; and (4) patents and know-how licensed from Advanced Cell Technology, Inc. pertaining to the generation of progenitor cells (the “ACTCellerate Technology”).  BioTime plans to use all of these technologies to produce products that can be sold, or processes that can be licensed to third parties, although in most cases BioTime will need to conduct research and development work to create those products or processes.  The ACTCellerate Technology license included rights to more than 100 progenitor cell lines that had already been produced by the licensor, and BioTime also acquired from another party the right to use certain embryonic stem cells that carry genetic diseases.  BioTime has now commenced sales of some of those cell lines, although it took time to study and more fully characterize the cell lines acquired.  Although ACTCellerate Technology might be characterized as “production” technology for certain current products, it is also being used in a research and development project focused on developing industrial scale capability to produce highly purified progenitor cells, so in that respect it might be characterized as being used in research and development.

Securities and Exchange Commission
January 14, 2011

BioTime will agree to change its accounting procedure for its acquired technologies, and to amortize its deferred license fees commencing in the year in which the technologies were acquired and used in research and development.  Amortization will be done on the basis of the estimated useful lives of the technologies.  The estimation of the useful life of any technology involves a significant degree of inherent uncertainty, since the outcome of research and development or the commercial life of a new product cannot be known with certainty at the time technology is acquired.  On an annual basis, BioTime will review the net reporting value of these intangible assets for impairment that might occur earlier than the original expected useful lives.

For purposes of amortization, BioTime intends to use a 10 year estimated useful life of the current licensed technologies.  BioTime believes that this time period is a conservative estimate, given that the technologies and any products developed may prove to be commercially viable for a long period of time.  Estimated useful lives of any other technologies that BioTime may acquire in the future may differ.

Enclosed with this letter is a preliminary draft of a portion of certain footnotes to BioTime’s financial statements that BioTime plans to include in its Annual Report on Form 10-K for the year ended December 31, 2010, explaining its change in accounting procedures for the amortization of deferred license fees, the impact that the change would have had for the years ended December 31, 2008 and 2009, and the impact of the correction of the error on the 2010 research and development expense reflected in the statement of operations.  The amounts shown in the draft notes are preliminary estimates rather than definitive amounts, but the actual amounts are not expected to be materially different.  The effect of the correction will also be explained in Management’s Discussion and Analysis.

BioTime believes that the use of its previous amortization procedures did not have a material impact on its results of operations or other financial statement information for the years 2008 and 2009.  Had BioTime commenced amortization of license fees in the years BioTime acquired rights to use the licensed technologies, total research and development expenses would have increased by approximately $35,800 for 2008, and $85,400 for 2009, based on the 10 year estimated useful lives of the technologies, applied on a monthly basis following BioTime’s acquisition of the technology and product licenses.  Without taking amortization into account, total research and development expenses for 2008 and 2009 were $1,725,187 and $2,968,987, respectively, total expenses were $4,326,424 and $5,445,434, respectively, and BioTime’s losses were $3,780,895 and $5,143,909, respectively, as reported in BioTime’s Form 10-K.  Accordingly, amortization of deferred license fees would have resulted in increases of only 2% and 2.8% in research and development costs, increases of only 0.8% and 1.5% in total expenses, and increases of only 0.9% and 1.6% to BioTime’s net losses, for 2008 and 2009.  Net loss per share would not have been affected.

Securities and Exchange Commission
January 14, 2011

    In keeping with SAB 99, BioTime has also considered non-quantitative factors in determining that the impact of deferring amortization was not material.  BioTime considered the fact that investors and analysts place greater weight on cash flow analysis or company cash “burn rates” than on net losses in analyzing biotechnology companies that are in the research and development phase.  The cash payments made by BioTime to acquire licenses of the technologies and products are reflected in BioTime’s statements of cash flows for 2008 and 2009, and are also disclosed in Note 5 to the Financial Statements and in the textual portion of the 10-K.  Previous disclosure of the license fees was also made in current reports on Form 8-K and quarterly reports on Form 10-Q.  So the total mix of information provided by BioTime included the out-of-pocket cost of licensing the technologies and products.  Moreover, as previously noted, amortization itself is an inherently uncertain estimate of the useful lives of the technologies, and is subject to change based on future events that cannot be predicted.

    We would also like to point out that BioTime’s choice to defer amortization until the commercialization of products or earlier impairment of a licensed technology was not an intentional disregard of applicable accounting standards, but rather was a good faith application of both ASC 985-20 and ASC 350-30-35.

    Kindly let us know if you concur with the foregoing.

Very truly yours,

s/Richard S. Soroko

Richard S. Soroko

DRAFT PROVISIONS FOR NOTES TO FINANCIAL STATEMENTS

Note 2.  Summary of Significant Accounting Policies

Deferred License Fees. BioTime amortizes deferred license fees over the estimated useful lives of the licensed technologies or licensed research products.  The estimation of the useful life any technology or product involves a significant degree of inherent uncertainty, since the outcome of research and development or the commercial life of a new product cannot be known with certainty at the time that the right to use the technology or product is acquired.  On an annual basis, BioTime will review the net reporting value of these intangible assets for impairment that might occur earlier than the original expected useful lives.

Note 5.  Royalty Obligation and Deferred License Fees

BioTime amortizes deferred license fees over the estimated useful lives of the licensed technologies or licensed research products.  BioTime is applying a 10 year estimated useful life to the technologies and products that it is currently licensing.  The estimation of the useful life any technology or product involves a significant degree of inherent uncertainty, since the outcome of research and development or the commercial life of a new product cannot be known with certainty at the time that the right to use the technology or product is acquired.  On an annual basis, BioTime will review the net reporting value of these intangible assets for impairment that might occur earlier than the original expected useful lives.

BioTime did not amortize deferred license fees during the years ended December 31, 2008 and 2009 on the basis that sales of products under the licenses had not yet begun.  Because BioTime has modified its procedure for amortizing deferred license fees for the year ended December 31, 2010, certain differences resulted in BioTime’s research and development expenses, total expenses, and net loss for the year ended December 31, 2010 as compared to the years ended December 31, 2008 and 2009.  BioTime treated those differences as a correction of an error totaling $35,800 for 2008, and $85,400 for 2009.  BioTime does not believe that those differences were material to its results of operations for those prior years.  Because we did not record the affect of that error in our financial statements for the years ended December 31, 2008 and 2009 due to the immaterial impact on those financial statements, we have recorded in research and development expenses for 2010 an additional $121,200, representing the amortization amounts not previously recorded in 2008 and 2009.